Exhibit (4)(xxi)


July 6, 1999




Plymouth Rubber Company, Inc.
104 Revere Street
Canton, Massachusetts 02021

RE:  FIRST AMENDED AND RESTATED EXHIBIT A

Gentlemen:

Plymouth Rubber Company, Inc., a Massachusetts corporation
("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank, a national banking association ("Bank") have entered into that certain Exhibit A - Special Provisions dated June 6, 1996 ("Exhibit A") attached to that certain Loan and Security Agreement dated June 6, 1996 between Borrower and Bank (the "Agreement"). From time to time thereafter, Borrower and Bank may have executed various amendments (each an "Amendment" and collectively the "Amendments") to Exhibit A and the Agreement. Borrower and Bank now desire to amend and restate the entire Exhibit A and to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Exhibit A of the Agreement is amended and restated as the First Amended and Restated Exhibit A as attached hereto and made a part hereof.

2. The First Amended and Restated Exhibit A attached hereto and made a part hereof shall not become effective until this letter is fully executed by all parties hereto.

3. As expressly amended and restated hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the First mended and Restated Exhibit A is ratified and confirmed by the parties hereto and is in full force and effect in accordance with the terms thereof.






Plymouth Rubber Company, Inc.
July 6, 1999
Page 2



      LASALLE BANK NATIONAL
       ASSOCIATION F/K/A LASALLE
       NATIONAL BANK, a national
       Banking association

       By:  /s/ John Mostofi


 Title: 1st VP


Accepted and agreed to this

 5th   day of October, 1999

PLYMOUTH RUBBER COMPANY, INC.

By:  /s/ Joseph J. Berns

Title:  V.P. Finance


Consented and agreed to by the following Guarantor
Of the obligations of PLYMOUTH RUBBER
COMPANY, INC. to LASALLE BANK NATIONAL
ASSOCIATION F/K/A/ LASALLE NATIONAL BANK.

BRITE-LINE TECHNOLOGIES, INC.

By:  /s/ Joseph J. Berns

Title: V.P. Finance

Date: 10/5, 1999


FIRST AMENDED AND RESTATED
EXHIBIT A-SPECIAL PROVISIONS

Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

CREDIT TERMS

(1) LOAN LIMIT: Bank may, in its sole discretion, advance an amount up to the sum of the following sublimits (the "Loan Limit"):

(a) Subject to Paragraph (4) of this First Amended and Restated Exhibit A, up to eighty-five percent (85%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith) of Borrower's Eligible Accounts; provided, that with respect to Eligible Accounts which are payable in currencies other than U.S. Dollars, the face amount and all discounts, credits and allowances shall be determined using the U.S.
Dollar equivalent thereof at such time, determined with such frequency as Bank shall require, but not less than weekly, based on the exchange rates published in the Wall Street
Journal on the date of determination; plus

(b) Up to fifty-five percent (55%) of the lower of the cost or market value of Borrower's Eligible Inventory or Six Million and
No/100 Dollars ($6,000,000.00), whichever is less; plus

(c) Subject to subparagraph (3)(a) of this First Amended and Restated Exhibit A, Three Million and No/100 Dollars
($3,000,000.00) against that certain real property described in subparagraph (13)(a) of this First Amended and Restated
Exhibit A ; minus

(d) Such reserves as Bank elects, in its sole discretion, to establish from time to time; provided, that the aggregate amount of Loans made pursuant to (i) subparagraph (b) above; and (ii) Loans, as such term is defined in that certain Loan and Security Agreement entered


Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

into by and between Brite-Line Technologies, Inc. ("Brite-Line") and Bank dated February 25, 1997 (the "Brite-Line Agreement"), made pursuant to subparagraph (1)(b) of Exhibit
A of the Brite-Line Agreement shall in no event exceed Seven Million Two Hundred Fifty Thousand and No/100 Dollars ($7,250,000.00);
further provided, that the aggregate Loan Limit shall in no event exceed Eighteen Million and No/100 Dollars ($18,000,000.00), except as such amount may be increased or decreased by Bank, in its sole discretion, from time to time; and further provided, that the aggregate amount of Loans to (i) Borrower under this Agreement; and (ii) the aggregate amount of Loans to Brite-Line under the Brite-Line
Agreement, shall in no event exceed Eighteen Million and No/100 Dollars ($18,000,000.00).

(2) LETTERS OF CREDIT: Subject to the terms and conditions of this Agreement, including this First Amended and Restated Exhibit A, and the Other Agreements, during the Original Term or any Renewal
Term, Bank may, in its sole discretion from time to time issue, upon Borrower's request, Commercial and/or Standby Letters of Credit, provided that the aggregate undrawn face amount of all such Letters of Credit shall at no time exceed Seven Million Five Hundred
Thousand and No/100 Dollars ($7,500,000.00). Bank's contingent liability under the Letters of Credit shall automatically reduce, dollar for dollar, the amount which Borrower may borrow based upon the Loan Limit. Payments made by Bank to any Person on account of any Letter of Credit shall constitute Loans hereunder. At no time shall the aggregate of direct Loans by Bank to Borrower plus the contingent liability of Bank under the outstanding Letters of Credit be in excess of the Loan Limit. Borrower shall remit to Bank a Letter of Credit fee equal to two percent (2%) per year on the aggregate

Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

undrawn face amount of all Letters of Credit outstanding, which fee shall be payable monthly in arrears on each day that interest is payable hereunder. Borrower shall also pay on demand Bank's normal and customary administrative charges for issuance of any Letter of Credit.

(3) AVAILABILITY REDUCTIONS:

(a) The availability described in subparagraph (1)(c) of this First Amended and Restated Exhibit A shall be automatically curtailed by Fifty Thousand and No/100
Dollars ($50,000.00) per month, commencing on July 2, 1999 and continuing on the corresponding day of each month thereafter until the earliest to occur of (i) the date on which said availability shall be reduced in full;
(ii) the date upon which demand for repayment of the Loans is made by Bank, on which date said availability shall be reduced in full; and (iii) the date upon which this Agreement terminates pursuant to the provisions of Paragraph 9 of the Agreement, on which date said availability shall be reduced in full.

(4)          ELIGIBLE ACCOUNTS CRITERIA REVISIONS:

Subparagraph 1(d)(xii) of the Agreement is hereby amended in its entirety to read as follows:

The Account Debtor is a resident or citizen of and is located within the United States of America or is a resident or citizen of and is located within a foreign country and with respect to Account Debtors who are residents or citizens of and are located within a foreign country, the Account is supported by (i) a Letter of Credit which is in form and substance satisfactory to Bank, issued by a financial institution acceptable to Bank and assigned to Bank in a manner


Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

acceptable to Bank or (ii) credit insurance with an endorsement acceptable to Bank and assigned to Bank in a manner acceptable to Bank.

(5) INTEREST RATE: Subject to the terms and conditions set forth below, the Loans shall bear interest at the per annum rate of interest set forth in subsection (a) or (b) below:

(a) Bank's publicly announced prime rate per annum (which is not intended to be Bank's lowest or most favorable rate in effect at any time) (the "Prime Rate") in effect from time to time, payable on the last Business Day of each month in arrears.
Said rate of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate.

(b) Two percent (2%) per annum in excess of the LIBOR Rate for the applicable Interest Period, such rate to remain fixed for such Interest Period. "Interest Period" shall mean any continuous period of thirty (30), sixty (60), ninety (90) or one hundred eighty (180) days, as selected from time to time by Borrower by irrevocable notice (in writing, by telex, telegram or cable) given to Bank not less than three (3) Business
Days prior to the first day of each respective Interest Period) commencing on the date hereof; provided that: (i) each such period occurring after such initial period shall commence on the day on which the immediately preceding period expires; (ii) the final Interest Period shall be such that its expiration occurs on or before the end of the Original
Term or any Renewal Term; and (iii) if for any reason
Borrower shall fail to timely select a period, then such Loans shall continue as, or revert to, Prime Rate Loans. Interest shall be payable on the last Business Day of each month, at

Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

maturity, and on the date of any payment hereon by Borrower.

Upon the occurrence of an Event of Default and the continuance thereof, the Loans shall bear interest at the rate of two percent (2.0%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated on the basis of a 360-day year.

(5).(1)          OTHER LIBOR PROVISIONS:

(a) Subject to the provisions of this Agreement, Borrower shall have the option (i) as of any date, to convert all or any part of the Prime Rate Loans to, or request that new Loans be made as, LIBOR Rate Loans of various Interest Periods, (ii) as of the last day of any Interest Period, to continue all or any portion of the relevant LIBOR Rate Loans as LIBOR Rate
Loans; (iii) as of the last day of any Interest Period, to convert all or any portion of the LIBOR Rate Loans to Prime Rate
Loans; and (iv) at any time, to request new Loans as Prime
Rate Loans; provided, that Loans may not be continued as or converted to LIBOR Rate Loans, if the continuation or conversion thereof would violate the provisions of subparagraphs (5).(1)(b) and (5).(1)(c) of this First Amended and Restated Exhibit A or if an Event of Default has occurred and is continuing.

(b) Bank's determination of LIBOR as provided above shall be conclusive, absent manifest error. Furthermore, if Bank determines, in good faith (which determination shall be conclusive, absent manifest error), prior to the commencement of any Interest Period that (i) U.S. Dollar


Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

deposits of sufficient amount and maturity for funding the Loans are not available to Bank in the London Interbank Eurodollar market in the ordinary course of business, or (ii) by reason of circumstances affecting the London Interbank
Eurodollar market, adequate and fair means do not exist for ascertaining the rate of interest to be applicable to the Loans requested by Borrower to be LIBOR Rate Loans or the Loans bearing interest at the rates set forth in subparagraph (5)(b) of this First Amended and Restated Exhibit A shall not represent the effective pricing to Bank for U.S. Dollar deposits of a comparable amount for the relevant period (such as for example, but not limited to, official reserve requirements required by Regulation D to the extent not given effect in determining the rate), Bank shall promptly notify Borrower and
(x) all existing LIBOR Rate Loans shall convert to Prime Rate Loans upon the end of the applicable Interest Period, and (y) no additional LIBOR Rate Loans shall be made until such circumstances are cured.

(c) If, after the date hereof, the introduction of, or any change in any applicable law, treaty, rule, regulation or guideline or in the interpretation or administration thereof by any governmental authority or any central bank or other fiscal, monetary or other authority having jurisdiction over Bank or its lending offices (a "Regulatory Change"), shall, in the opinion of counsel to Bank, make it unlawful for Bank to make or maintain LIBOR Rate Loans, then Bank shall promptly notify
Borrower and (i) the LIBOR Rate Loans shall immediately convert to Prime Rate Loans on the last Business Day of the then existing Interest Period or on such earlier date as required by law and (ii) no additional LIBOR Rate Loans shall be made until such circumstance is cured.




Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

(d) If, for any reason, a LIBOR Rate Loan is paid prior to the last Business Day of any Interest Period or if a LIBOR Rate Loan does not occur on a date specified by Borrower in its request
(other than as a result of a default by Bank), Borrower agrees to indemnify Bank against any loss (including any loss on redeployment of the funds repaid), cost or expense incurred by Bank as a result of such prepayment.

(e) If any Regulatory Change (whether or not having the force of law) shall (i) impose, modify or deem applicable any assessment, reserve, special deposit or similar requirement against assets held by, or deposits in or for the account of or loans by, or any other acquisition of funds or disbursements by, Bank; (ii) subject Bank or the LIBOR Rate Loans to any tax, duty, charge, stamp tax or fee or change the basis of taxation of payments to Bank of principal or interest due from Borrower to Bank hereunder (other than a change in the taxation of the overall net income of Bank); or (c) impose on Bank any other condition regarding the LIBOR Rate Loans or Bank's funding thereof, and Bank shall determine (which determination shall be conclusive, absent any manifest error) that the result of the foregoing is to increase the cost to Bank of making or maintaining the LIBOR Rate Loans or to reduce the amount of principal or interest received by Bank hereunder, then Borrower shall pay to Bank, on demand, such additional amounts as Bank shall, from time to time, determine are sufficient to compensate and indemnify Bank from such increased cost or reduced amount.

(f) Each request for LIBOR Rate Loans shall be in an amount not less than One Million and No/100 Dollars ($1,000,000.00), and in integral multiples of Two Hundred Thousand and No/100 Dollars ($200,000.00).



Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

(g) Unless otherwise specified by Borrower, all Loans shall be Prime Rate Loans.

(h) No more than three (3) Interest Periods may be in effect with respect to outstanding LIBOR Rate Loans at any one time.

(i) The maximum amount of Libor Rate Loans outstanding at any one time shall not exceed fifty percent (50%) of the aggregate
Loan Limit.

(6) FEES AND CHARGES:

(a) Unused Line Fee: Borrower and Brite-Line shall jointly pay to Bank an unused line fee of one-half of one percent (1/2 of 1%) of the average aggregate monthly loan balance of Borrower and Brite-Line, which fee shall be fully earned by Bank and payable monthly in arrears on each day that interest is payable hereunder. Said fee shall be calculated on the basis of a 360 day year.

(b) Prepayment Fee: If Borrower and Brite-Line elect to terminate this Agreement and the Brite-Line Agreement prior to the termination dates thereof, Borrower and Brite-Line shall jointly pay to Bank a prepayment fee in the aggregate equal to (i) Three Hundred Thousand and No/100 Dollars ($300,000.00) if this Agreement and the Brite-Line
Agreement are terminated on or before June 2, 2000; (ii)
Two Hundred Thousand and No/100 Dollars ($200,000.00) if this Agreement and the Britle-Line Agreement are terminated after June 2, 2000 and prior to June 2, 2001; and
(iii) One Hundred Thousand and No/100 Dollars
($100,000.00) if this Agreement and the Brite-Line
Agreement are terminated after June 2, 2001 but prior to the end of the Original Term or any Renewal Term; provided that if Borrower and Brite-Line sell all or substantially all of

Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

their assets or stock to a Person other than an Affiliate and such sale is consented to by Bank and the Liabilities are prepaid and this Agreement and the Brite-Line Agreement are terminated as a result thereof, then Borrower and Brite-Line shall be required to jointly pay a prepayment fee of one percent (1%) of the aggregate Loan Limit under this Agreement and the Brite-Line Agreement.

(6).(1) ORIGINAL TERM: The date of the Original Term set forth in Paragraph 9 of the Agreement is deleted and the date of June
2, 2002 is substituted in its place.

ADDITIONS AND CHANGES TO COVENANTS

(7)     CHECKING ACCOUNT PROVISIONS: Borrower shall maintain its
controlled disbursement account with Bank.   Normal charges shall be
assessed thereon.

(8) TANGIBLE NET WORTH: Notwithstanding the provisions of subparagraph 11(o) of the Agreement, Borrower's and Brite-Line's consolidated tangible net worth in the aggregate shall not, on the last day of each fiscal quarter, be less than the Minimum Tangible Net Worth, as hereinafter defined. On the last day of the first, second and third fiscal quarters of Borrower's 1999 fiscal year, "Minimum Tangible Net Worth" shall equal One Million Eight
Hundred Nineteen Thousand and No/100 Dollars ($1,819,000.00).
On the last day of Borrower's1999 fiscal year end and on the last day of the first, second and third fiscal quarters of Borrower's 2000 fiscal year, Minimum Tangible Net Worth shall equal One Million
Nine Hundred Nineteen Thousand and No/100 Dollars
($1,919,000.00). Thereafter, on the last day of each of Borrower's fiscal quarters, Minimum Tangible Net Worth shall be equal to Minimum Tangible Net Worth on the last day of the immediately preceding fiscal year plus One Hundred Thousand and No/100
Dollars ($100,000.00). "Tangible Net Worth" being defined for

Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

purposes of this subparagraph as Borrower's and Brite-Line's shareholders' equity (including retained earnings) less the book value of all intangible assets as determined solely by Bank on a consistent basis plus the amount of any LIFO reserve plus the amount of any debt subordinated to Bank, all as determined under generally accepted accounting principles applied on a basis consistent with the financial statement dated October 30, 1998 except as set forth herein. For purposes of this subparagraph, (a) intangible assets are: (i) intangible asset-FAS #87, (ii) deferred tax asset, net of the valuation reserve-FAS #109, and (iii) trade names; and (b) pension liability adjustments are excluded.

(9) LOANS TO EMPLOYEES: In addition to the restrictions contained in subparagraph 11(l) of the Agreement, Borrower shall not make any loan to any Person except loans to employees not exceeding
One Hundred Thousand and No/100 Dollars ($100,000.00) in the aggregate outstanding at any one time.

(10) PERMITTED BORROWINGS: Notwithstanding the provisions of subparagraph 10(q) of the Agreement, Borrower may finance or refinance the acquisition of Equipment, whether by purchase money financing, lease or otherwise.

(10).(1) REDEMPTION OF STOCK: Notwithstanding the provisions of subparagraph 11(k) of the Agreement; and provided, that (i) such redemption is permitted under all applicable laws; and
(ii) no Event of Default shall have occurred prior to the time of, or would occur as a result of such redemption, Borrower may redeem the existing shares of its common or preferred stock in an amount not to exceed Five Hundred Thousand and No/100 Dollars ($500,000.00) in the aggregate over the term of the Loans during the Original Term or Renewal Term.




Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

(10).(2) YEAR 2000: Borrower and its Subsidiaries have reviewed the areas within their business and operations which could be adversely affected by, and have developed or are developing a program to address on a timely basis, the "Year 2000
Problem" (that is, the risk that computer applications used by Borrower and its Subsidiaries may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date on or after December 31,
1999), and have made related appropriate inquiry of material suppliers and vendors. Based on such review and program, Borrower believes that the "Year 2000 Problem" will not have a material adverse effect on its business, assets or condition, financial or otherwise. From time to time, at the request of Bank, Borrower and its Subsidiaries shall provide to Bank such updated information or documentation as is requested regarding the status of their efforts to address the "Year 2000 Problem."

ADDITIONS AND CHANGES TO DEFAULT PROVISIONS

(11) CHANGE OF MANAGEMENT DEFAULT: In addition of the Events of Default specified in Paragraph 12 of the Agreement, it shall be an Event of Default hereunder if Maurice Hamilburg shall cease to be the Chief Executive Officer and President of Borrower.

(11).(1) ADDITIONAL CROSS DEFAULT: In addition to the Events of Default specified in Paragraph 12 of the Agreement, it shall be an Event of Default hereunder if Brite-Line shall, subject to any applicable cure period, fail to perform, keep or observe any of the covenants, conditions, promises, agreements or other obligations of Brite-Line to Bank under any agreements now or hereafter existing between Brite-Line and Bank, including, without limitation, that certain Brite-Line Agreement.


Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

OTHER PROVISIONS

(12) PERMITTED LIENS: Bank acknowledges that the liens evidenced by the following filed financing statements and any amendments thereto, as said financing statements existed as of April 22, 1996, shall constitute Permitted Liens:

     799024; 158343; 248791; 260181; 266662; 277903; 287675;
287676; 319711; 353682; 356799; 3027; 5421; 4845; 4104; 5472;
5537; 5503; 5590; 5591; 5732; 5908; 5918; 884455; 3412; Book
8343 Pg 361; Book 364 Page 164; 362342; and 5937.

(12).(1) Paragraph (1) of the Agreement is amended to add the following provision:

(a)(a) "LIBOR Rate" shall mean with respect to any LIBOR Rate Loan for any Interest Period (as defined in subparagraph
(5)(b) of this First Amended and Restated Exhibit A), a rate per annum equal to the offered rate for deposits in United
States dollars for a period equal to such Interest Period as it appears on Telerate page 3750 as of 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period. "Telerate page 3750" means the display designated as "Page 3750" on the Telerate Service (or such other page as may replace page 3750 of that service or such other service as may be nominated by the British
Bankers' Association as the vendor for the purpose of displaying British Bankers' Association interest settlement rates for United States dollar deposits).






Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

(12).(2) Subparagraph 7(c) of the Agreement is deleted in its entirety and the following is substituted in its place:

     (c) Bank shall, within two (2) business days after receipt by Bank at its office in Chicago, Illinois of cash or other immediately available funds from collections of items of payment and proceeds of any Collateral, apply the whole or any part of such collections or proceeds against the Liabilities in such order as Bank shall determine in its sole discretion.

(12).(3) Subparagraph 1(y) of the Agreement is deleted in its entirety and the following is substituted in its place:

     (y) "LIBOR Rate Loans" shall mean the Loans bearing interest at the rate set forth in subparagraph (5)(b) of this First
Amended and Restated Exhibit A.

ADDITIONAL CONDITIONS

(13) ADDITIONAL CONDITIONS: Whenever a condition contained herein requires delivery of an agreement or other document to Bank, each such agreement or other document shall be in form and substance satisfactory to Bank in its sole discretion.

     (a) Real Property as Collateral: Borrower has conveyed, mortgaged, assigned, transferred and pledged to Bank that certain real property commonly known as 104 Revere Street, Canton, Massachusetts
02021 ("Property") and, if title to said Property is in a land trust, any beneficial interest relative thereto. In connection therewith, Borrower has executed such documentation as Bank, in its sole discretion,






Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

deemed necessary, including, without limitation, a Mortgage and Security Agreement or similar instrument, Assignment of Leases and Rents, Tenant Subordination, Tenant and Attornment Agreement and Collateral Assignment of Beneficial Interest.

     (b) Warehouseman's Letters: Bank hereby acknowledges that Eligible Inventory is and from time to time may be stored with a bailee, warehouseman, or similar party at the locations set forth in Exhibit B. Relative thereto, Borrower shall cause each such party to execute and deliver to Bank a Warehouseman's Letter.

     (c) Processor's Letters: Bank hereby acknowledges that Eligible Inventory is and from time to time may be delivered to a processor for processing at the locations set forth in Exhibit B. Relative thereto, Borrower shall cause each such party to execute and deliver a Processor's Letter to Bank and shall cause each such party to execute and deliver a Uniform Commercial Code Financing
Statement to Bank.

     (d) Patent, Trademark and License Mortgage: Bank shall retain the Patent, Trademark and License Mortgage.

     (e) Credit Insurance: Borrower has assigned to Bank as Collateral the proceeds of Borrower's Credit Insurance Policy issued by Foreign
Credit Insurance Association, to the extent such insurance is maintained by Borrower.

     (f) Intercreditor Agreement: Bank shall retain the Intercreditor Agreement of General Electric Capital.







Attached to and made a part of that certain Loan and Security Agreement dated June 6, 1996 (the "Agreement") by and between Plymouth Rubber Company, Inc. ("Borrower") and LaSalle Bank National Association f/k/a LaSalle National Bank ("Bank").

(g)   Intentionally Omitted

(h) Guaranty: Bank shall retain the Continuing Unconditional
Guaranty of Brite-Line of any and all indebtedness of Borrower to Bank.